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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50763

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2005___ AND ENDING _December 31, 2005_

                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 1st Bridgehouse Securities, LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

        FIRM I.D. NO.

800 Sawyer Bend Court , Suite 100

                          (No. and Street)

Franklin   **TN**   **37069**

        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
L. Rainey Gray   **(615) 373-9195**

                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price CPAs, PLLC

                        (Name – *if individual, state last, first, middle name*)

P.O. Box 150749   **Nashville,**   **TN**   **37215**

        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 2 0 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __L. Rainey Gray_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__1st Bridgehouse Securities, LLC_____ , as
of __December 31,_____ , 20__05____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

Not Applicable

_____

_____

_____

_____
Signature

_____
CEO
Title

Elizabeth C. Giles
Notary Public   notary exp date July 25, 2009

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



1st BRIDGEHOUSE
SECURITIES, LLC

Financial Statements
December 31, 2005

Table of Contents



PRICE CPAs
CONSULTING · PLANNING · ACCOUNTING

Independent Auditors' Report

L. Rainey Gray
1st BridgeHouse Securities, LLC
Franklin, Tennessee

We have audited the accompanying statement of financial condition of 1st BridgeHouse Securities, LLC as of December 31, 2005 and the related statements of operations, comprehensive income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1st BridgeHouse Securities, LLC as of December 31, 2005 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Price CPAs, PLLC
Nashville, Tennessee
March 9, 2006

PRICE CPAs, PLLC

3813 Cleghorn Avenue	Phone 615.385.0686	A member of the
P.O. Box 150749	Fax 615.463.0586	American Institute of Certified
Nashville, Tennessee 37215	www.pricecpas.com	Public Accountants

1ST BRIDGEHOUSE SECURITIES, LLC
Statement of Financial Position
December 31, 2005

ASSETS

CURRENT ASSETS

Cash	$ 18,774
Investments - marketable securities	3,000
Total Assets	$ 21,774

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES

Accounts payable	$ 4,045
Total Current Liabilities	4,045

MEMBERS' EQUITY

Members' capital	14,729
Accumulated other comprehensive income	3,000
Total Member's Equity	17,729
Total Liabilities and Members' Equity	$ 21,774

See Independent Auditors' Report and Notes to the Financial Statements

1ST BRIDGEHOUSE SECURITIES, LLC
Statement of Operations
For the Year ended December 31, 2005

REVENUES		
Investment banking fees	$	792,640
Reimbursed expenses		12,472
Other income		455
Total Income		805,567
OPERATING EXPENSES		
Commissions		557,617
Regulatory fees		10,190
Professional fees		118,392
Insurance		757
Bank service charges		507
Marketing		5,000
Printing and reproduction		1,600
Expense reimbursement		10,393
Office		2,686
Other taxes		100
Total Expenses		707,242
OPERATING INCOME		98,325
OTHER DEDUCTIONS		
Officer salary distributions		95,350
NET INCOME	$	2,975

See Independent Auditors' Report and Notes to the Financial Statements

1ST BRIDGEHOUSE SECURITIES, LLC
Statement of Comprehensive Income
For the Year ended December 31, 2005

NET INCOME	$ 2,975
OTHER COMPREHENSIVE INCOME	
Unrealized loss on marketable securities	(5,200)
COMPREHENSIVE INCOME	$ (2,225)

See Independent Auditors' Report and Notes to the Financial Statements

1ST BRIDGEHOUSE SECURITIES, LLC
Statement of Changes in Members' Equity
For the Year ended December 31, 2005

Members' Equity - Beginning of Year	$ 19,954
Net income	2,975
Items of other comprehensive income:	
Unrealized loss on investments	(5,200)
Members' Equity - End of Year	$ 17,729

See Independent Auditors' Report and Notes to the Financial Statements

1ST BRIDGEHOUSE SECURITIES, LLC
Statement of Cash Flows
For the Year ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES

Investment Banking Fees	$ 800,427
Reimbursed Expenses	12,472
Other Income	455
Cash Paid to Agents and Consultants	(803,047)
Cash Due from Clients	-
Net Cash Provided by Operating Activities	10,307
Net Increase in Cash and Cash Equivalents	10,307
Cash and Cash Equivalents, Beginning of Year	8,467
Cash and Cash Equivalents, End of Year	$ 18,774

Reconciliation of Net Income to Net Cash
Provided by Operating Activities

Net Income	$ 2,975

Adjustments to Reconcile Net Income to
Net Cash Provided by Operating Activities

Decrease in Accounts Payable	(455)
Decrease in Accounts Receivable	7,787
Total Adjustments	7,332
Net Cash Provided by Operating Activities	$ 10,307

See Independent Auditors' Report and Notes to the Financial Statements

Note 1 – Nature of Operations and Significant Accounting Policies

1st BridgeHouse Securities, LLC (the Company) is a boutique investment banking firm focused on private placements of senior and subordinate debt and equity securities to institutional and private investors and providing mergers and acquisition financial advisory services for medium to smaller firms. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was formed in 1998 as a Tennessee Limited Liability Company.

Basis of Accounting

The books and records of the Company are maintained on the accrual basis for financial reporting purposes, which means that revenue is recognized as it is earned and expenditures are recognized as incurred whether or not cash is received or paid out at that time.

Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

Income Taxes

As a limited liability company, the Company passes through items of income and deductions to the individual members each year as earned or incurred. Thus, the LLC pays no federal income taxes.

Estimates

The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable Securities

Marketable securities consisting of stock purchase warrants are classified as "available for sale." Securities classified as "available for sale "are carried on the financial statements at fair market value. Available-for-sale securities are measured at fair value, with net unrealized gains and losses reported in other comprehensive income. Fair values for marketable securities are based on quoted market prices. At December 31, 2005 the aggregate fair market value of the warrants exceeded their aggregate cost by $3,000. An allowance for unrealized gains has been established at this date. Unrealized holding gains and losses for available-for-sale securities are excluded from earnings and reported as a separate component of members' equity, as Accumulated Other Comprehensive Income.

Note 1 – Nature of Operations and Significant Accounting Policies (continued)

Comprehensive Income

Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS 130), requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosures of certain financial information that historically has not been recognized in the calculation of net income. For the year ended December 31, 2005, the Company's comprehensive income is presented on the Statement of Comprehensive Income, and includes unrealized gains on marketable securities.

Allowance for Doubtful Accounts

The Company considers all accounts outstanding in excess of ninety (90) days delinquent. These accounts are evaluated on a client-by-client basis based on payment history to determine the allowance for doubtful accounts. The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments approximate the carrying values of such amounts.

Note 2 – Credit Risk and Other Concentrations

The Federal Depository Insurance Corporation (FDIC) insures deposits at financial institutions up to $100,000. The Company maintains balances in financial institutions that, at times, exceed these federally insured limits.

Note 3 - Net Capital Requirements

The Company is required to maintain minimum net capital pursuant to the Uniform Net Capital Rate of the Securities and Exchange Commission, which requires that a Broker/Dealer's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, subject to a minimum net capital requirement. Minimum net capital for the Company is $5,000; however, the Company cannot distribute income to its shareholder until the capital is at least 120% of the minimum net capital, or $6,000 as of December 31, 2005

At December 31, 2005, the Company had excess net capital of $11,029.

Note 4 – Exemption of SEC Rule 15C3-3 Reserve Requirement

The Company is exempt from the provisions of SEC Rule 15C3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.



Required Supplementary Information
December 31, 2005

1ST BRIDGEHOUSE SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
December 31, 2005

Total members' equity	$ 17,729
Less nonallowable assets and haircuts:	
Haircuts-Stock Warrants	1,700
Net capital (agrees to Company's December 31, 2005	16,029
Focus Report – Part IIA)	
Net capital required	5,000
Excess net capital	$ 11,029

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

1ST BRIDGEHOUSE SECURITIES, LLC
Reconciliation, Including Appropriate Explanation, of the
Computation of Net Capital Under Rule 15c3-1 and the
Computation for Determination of the Reserve Requirements
Under Exhibit A of Rule 15c3-3
December 31, 2005

The net capital computed on Page 11 and the Company's computation of net capital on its December 31, 2005 Focus Report – Part IIA agree. As a result, no reconciliation is necessary.

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

1ST BRIDGEHOUSE SECURITIES, LLC
Reconciliation Between the Audited and Unaudited
Statements of Financial Condition with Respect to
Methods of Consolidation
December 31, 2005

Not Applicable

1ST BRIDGEHOUSE SECURITIES, LLC
Material Inadequacies Found to Exist or Found to
Have Existed Since the Date of the Previous Audit
December 31, 2005

None



PRICE CPAs
CONSULTING · PLANNING · ACCOUNTING

**Independent Auditors' Report on Internal Control Required by SEC Rule 17A-5 for a
Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3**

L. Rainey Gray
1st BridgeHouse Securities, LLC
Franklin, Tennessee

In planning and performing our audit of the financial statements of 1st BridgeHouse Securities, LLC (the "Company") for the period ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and in determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (ii) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (iii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICE CPAs, PLLC

3813 Cleghorn Avenue   Phone 615.385.0686   *A member of the*
P.O. Box 150749   Fax 615.463.0586   *American Institute of Certified*
Nashville, Tennessee 37215   www.pricecpas.com   *Public Accountants*

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of the internal control structure, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Price CPAs, PLLC
Nashville, Tennessee
March 9, 2006